SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 28, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CORPORATE TAXPAYER’S ID (CNPJ) 01.832.635/0001-18
CORPORATE REGISTRY ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 28, 2008

Date, Time and Place: On March 28, 2008, at 4:00 p.m., at the Company’s headquarters, located at Av. Jurandir, 856, 1º andar, in the City and State of São Paulo; Quorum: all the members of the Board of Directors. Presiding Board: Maria Cláudia Oliveira Amaro Demenato, Chairwoman, and Flávia Turci, Secretary; Agenda and Resolutions: 1) Presentation, by the Board of Executive Officers, of the financial statements, management report and accounts related to the year ended on December 31, 2007, with the attendance of legal representatives of the auditing company PricewaterhouseCoopers. In view of the independent auditing company’s fully favorable and unqualified opinion, the financial statements, management report and accounts related to the year ended December 31, 2007 were approved by unanimous vote. 2) As per the proposal presented by the Board of Executive Officers, the Board of Directors approved the following allocation of income for the year ended on December 31, 2007: a) distribution of interest on equity, in the total net amount of R$31,529,055.86, corresponding to R$0.20937693 per share, net of withholding income tax, except for the shareholders which are provenly exempt or immune. The payment referring to interest on equity shall benefit the shareholders who are included in the Company’s shareholding structure on this date, and the Company’s shares shall be traded ex-right as of March 31, 2008, inclusive. The interest on equity shall be paid on April 15, 2008, without any additional compensation; b) distribution of dividends supplementary to the interest on equity, in the accumulated profit and profit reserve account, in the total amount of R$35,000,000.00, corresponding to R$0.23242664 per share, benefitting the shareholders who are included in the Company’s shareholding structure on this date, and the Company’s shares shall be traded ex-dividend as of and including March 31. The supplementary dividends approved shall be paid on April 15, 2008, without any additional compensation; and c) R$89,513,524.84 for the reserve for profit retention, which, in accordance with the approved capital budget, shall be primarily allocated for capital investment and working capital, and for constitution of the legal reserve in the amount of R$6,444,812.12. Closure: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in summary format, read, and signed by all attending members. São Paulo, March 28, 2008. Signatures: Maria Cláudia Oliveira Amaro Demenato – Chairwoman, Flávia Turci – Secretary. Board Members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Júnior, Roger Ian Wright and Pedro Pullen Parente. This is a free English translation of the original instrument drawn up in the Company’s records.

______________________________________

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.